Exhibit 99.1

MAVERIX ACQUIRES ROYALTY PORTFOLIO FROM PAN AMERICAN SILVER

All amounts are in U.S. dollars unless otherwise indicated.

June 29, 2021, Vancouver, British Columbia – Maverix Metals Inc. (the “Company” or “Maverix”) (NYSE American & TSX: MMX) is pleased to announce the acquisition of a portfolio of precious metals royalties from Pan American Silver Corp. (“Pan American Silver”).

Maverix has acquired a portfolio of six royalties from Pan American Silver in exchange for 491,071 common shares of Maverix and a cash payment of $7,000,000.

Ryan McIntyre, President of Maverix, commented, “We are happy to have completed the purchase of this gold-focused royalty portfolio from Pan American Silver, our most tenured strategic shareholder. This acquisition adds future option value to our overall asset portfolio which now boasts 121 royalty and stream assets, 13 of which are currently paying and a number of which are on advanced stage projects.”

Royalty Portfolio

Asset	Owner	Location	Stage	Royalty
Fenn-Gib(1)	Mayfair Gold	Ontario, Canada	Exploration	1% – 2.5% NSR
Recuperada	Silver X Mining	Huancavelica, Peru	Operating	3% NSR
Juby	Aris Gold	Ontario, Canada	Exploration	1% NSR
Hog Heaven	High Power Exploration / Brixton Metals	Montana, USA	Exploration	1.5% NSR
Hernandez	First Majestic Silver	Sonora, Mexico	Exploration	2.5% NSR
Blakelock	LaSalle Exploration	Ontario, Canada	Exploration	2% NSR

Key Assets

Fenn-Gib Royalty

A 1.0% - 2.5% net smelter return (“NSR”) royalty on a portion of the Fenn-Gib gold project, operated by Mayfair Gold Corp. (“Mayfair Gold”) and located in the Timmins gold camp in Ontario which hosts an indicated resource estimate of 70.2 million tonnes at 0.92 grams per tonne (“g/t”) gold containing 2.1 million ounces of gold and an inferred resource of 3.8 million tonnes at 0.62 g/t gold containing 0.1 million ounces of gold. The Fenn-Gib project comprises approximately 4,800 hectares, of which more than 75% is unexplored. The project is part of the extensive and prolific Abitibi Gold Belt. Mayfair Gold, the owner of the project, is currently undertaking a 50,000 metre infill and expansion drill program on the project.(2)

For more information on Fenn-Gib please visit www.mayfairgold.ca.

Recuperada Royalty

A 3.0% NSR royalty on a portion of the Recuperada property located in Huancavelica, Peru. The property is a past producer and currently has an inferred resource of 7.3 million tonnes at 131 g/t silver, 3.17% lead and 2.04% zinc containing 30.7 million ounces of silver, 513 million pounds of lead, and 377 million pounds of zinc. Silver X Mining Corp. (“Silver X”) and Mines and Metals Trading (Peru) PLC recently completed a business combination to create Latin America’s next low-cost silver producer. Silver X is well-financed to fund the maiden 30,000 metre drill campaign that is currently underway at the Recuperada project, with more than C$14 million raised in a concurrent financing. The goal of the drill program is to optimize operations and collect the data required to expand the current inferred resource at Recuperada.(3)

For more information on Recuperada please visit www.silverx-mining.com.

Juby Royalty

A 1.0% NSR royalty on the advanced exploration-stage Juby project operated by Aris Gold Corporation (“Aris Gold”) and located in Ontario, Canada, 100 kilometres south-southeast of the Timmins gold camp within the Shining Tree area in the southern part of the Abitibi greenstone belt. The Juby project has excellent access to infrastructure including a major highway, a power transmission line that passes through the property and an abundance of water in the region. A 2020 mineral resource estimate shows an indicated mineral resource of 21.3 million tonnes at 1.17 g/t gold containing 0.8 million ounces of gold and an inferred mineral resource of 47.1 million tonnes at 1.01 g/t gold containing 1.5 million ounces of gold. Aris Gold has recently commenced an initial 10,000 metre drill program at the Juby project with drilling expected to begin in the third quarter of 2021. Aris Gold has the right to buy back 0.5% of the royalty for a cash payment of $5,000,000.(4)

For more information on Juby please visit www.arisgold.com.

(1) Maverix is acquiring three separate royalties related to this project. There are two separate non-overlapping 1% NSR royalties that, together, cover the entire project. The third royalty is an additional 1.5% NSR that partially overlaps the project. Therefore, in aggregate, Maverix’s royalty coverage will range between 1-2.5% in relation to the Fenn-Gib project.

(2) Mineral resources effective February 5, 2021. For more information on Fenn-Gib, please refer to the Fenn-Gib description page on the Mayfair Gold website, the news release dated April 8, 2021 and the Technical Report entitled “NI 43-101 Technical Report Fenn-Gib Project, Ontario, Canada” dated February 5, 2021 available at www.mayfairgold.ca, or under Mayfair Gold’s profile at www.sedar.com.

(3) Mineral resource effective July 2019. For more information on Recuperada, please refer to Silver X Mining’s (previously Oro X Mining Corp.) news releases dated June 23, 2021, April 16, 2021 and February 11, 2021, and the Technical Report entitled “Amended & Restated NI 43-101 Technical Report for the Recuperada Project, Peru” dated October 15, 2020 filed under Silver X Mining’s profile at www.sedar.com.

(4) Mineral resources effective July 14, 2020. For more information on Juby please refer to the Juby description page on the Aris Gold website, the news release dated May 4, 2021 and the Technical Report entitled “Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrell Township, Shining Tree Area, Ontario” dated July 14, 2020.

Qualified Person

Brendan Pidcock, P.Eng., is Vice President Technical Services for Maverix, and a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this news release.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 100 assets. Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the symbol “MMX”.

For further information, please contact:

Maverix Metals Inc.

Valerie Burns, Manager of Investor Relations

(604) 343-6225

Email:          info@maverixmetals.com

Website:    www.maverixmetals.com

Cautionary statements to U.S. investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of US securities laws. The terms “mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, and “inferred mineral resource” are recognized and required by Canadian securities laws, they are not recognized by SEC standards and normally are not permitted to be used in reports filed with the SEC. Investors are cautioned not to assume that all or any part of the disclosed mineral resource estimates will ever be confirmed or converted into reserves that meet the definitions used by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Maverix; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit of production measures. Accordingly, certain information contained in this press release concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, completion of certain anticipated milestones, transactions and developments by the operators of certain underlying projects and mines in respect of Maverix’s royalty and stream portfolio, anticipated future cash flows, future financial reporting by Maverix, the receipt of payments from Maverix’s mining royalty and streaming portfolio, the requirements for regulatory approvals and third party consents, and the completion of mine expansion under construction phases at the mines or properties that Maverix holds an interests in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, the potential impact of epidemics, pandemics and other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on Maverix’s business, operations and financial condition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form dated March 23, 2021 available at www.sedar.com. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

Technical and third-party information

The disclosure herein and relating to properties and operations on the properties in which Maverix holds royalty, stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a royalty or stream holder, Maverix has limited, if any, access to properties included in its asset portfolio. Additionally, Maverix may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Maverix holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Maverix's royalty, stream or other interest. Maverix's royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.